Exhibit 21.1
SUBSIDIARIES OF THE REGISTRANT

State of Incorporation
Name	or Organization
Amber Resources Company of Colorado	Delaware

Delta Exploration Company, Inc.	Colorado

Castle Texas Exploration Limited Partnership	Texas

DPCA, LLC	Delaware

DLC, Inc.	Colorado

DHS Holding Company	Delaware

DHS Drilling Company	Colorado

C&L Drilling Company	Colorado

Chapman Trucking Company	Wyoming

CRB Partners, LLC	Delaware

Delta Risk Management, LLC	Colorado

Delta Pipeline, LLC	Colorado